Reconciliation of Net income to Cashflow from operations (1):

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss)	$35,184	$39,524	$16,779	$(11,611)	$42,696	$(10,672)	$(10,585)	$(4,674)
Items not affecting cash:
Unit based compensation	1,809	1,197	1,048	1,292	983	1,223	1,060	1,380
Amortization of deferred charges	459	459	314	261	2,795	2,794	2,791	2,791
Unrealized foreign exchange loss (gain)	864	(11,607)	2,879	1,080	(10,851)	(13,765)	5,380	3,257
depletion, depreciation and accretion	41,587	40,772	41,497	43,279	41,517	39,383	39,220	40,688
Accretion on debentures	120	155	46	-	-	-	-	-
Unrealized loss (gain) on financial derivatives	(26,409)	(9,535)	(11,066)	32,313	(40,585)	18,595	7,109	14,284
Future income taxes (recovery)	11,088	5,602	(2,007)	(21,757)	(9,621)	(5,005)	(7,711)	(18,900)
Non-controlling interest	785	934	447	(317)	1,210	(318)	(320)	(137)
Cashflow from operations(1)	$65,487	$67,501	$49,937	$44,540	$28,144	$32,235	$36,944	$38,689

Net income (loss) per unit
Basic	$0.51	$0.59	$0.25	$(0.17)	$0.67	$(0.17)	$(0.17)	$(0.08)
Diluted	$0.48	$0.55	$0.25	$(0.17)	$0.66	$(0.17)	$(0.17)	$(0.07)

Cashflow from operations(1) per unit
Basic	$0.95	$1.00	$0.75	$0.67	$0.44	$0.50	$0.57	$0.60
Diluted	$0.86	$0.90	$0.71	$0.64	$0.42	$0.49	$0.57	$0.60

1) The Trust evaluates performance based on net income and cash flow from operations. Cash flow from operations and cash flow per unit are not measurements based on generally accepted accounting principles (“GAAP”), but are financial terms commonly used in the oil and gas industry. Cash flow represents cash generated from operating activities before changes in non-cash working capital, deferred charges and other assets and deferred credits. The Trust’s determination of cash flow may not be comparable with the calculation of similar measures for other entities. The Trust considers it a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments.